Exhibit 99.1

Alibaba Group Appoints Two New Independent Directors to Board

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”) announces that Irene Yun-Lien Lee (“Ms. Lee”), Chairman of Hysan Development Company Limited and Albert Kong Ping Ng (“Mr. Ng”), former Chairman of Ernst & Young China, were appointed as independent directors to the Company’s board (the “Board”), effective August 4, 2022.

Following these appointments, the Company’s board currently consists of twelve directors, including seven independent directors.

Mr. Chee Hwa Tung, an independent director of the Company, will not seek re-election after his current term, which will end at the Company’s annual shareholders meeting to be held later this year. Mr. Tung has served as an independent director on the Board since September 2014. The Board expresses its most sincere gratitude to Mr. Tung who has made invaluable contributions to the Company and exemplifies the highest standards of care and committed service.

The Board welcomes Ms. Lee and Mr. Ng, both of whom have demonstrated expertise and experience in operational excellence and public company governance.

About Irene Lee

Irene Lee has been executive chairman of Hysan Development Company Limited, a company listed on the Hong Kong Stock Exchange, since March 2012. Before that she was Hysan’s non-executive chairman from May 2011 to March 2012, and non-executive director from March 2011 to May 2011. Ms. Lee currently serves as the independent non-executive chairman of Hang Seng Bank Limited, a company listed on the Hong Kong Stock Exchange. She also serves as a director of various private and unlisted companies. Previously, Ms. Lee was an executive director of Citicorp Investment Bank Limited in New York, London and Sydney, and head of corporate finance at Commonwealth Bank of Australia and chief executive officer of Sealcorp Holdings Limited, both based in Sydney. In addition, she was until April 2022 an independent director of HSBC Holdings plc, and also previously served as director of a number of public companies. Ms. Lee received a bachelor of arts degree from Smith College, and is barrister-at-law in England and Wales and a member of the Honourable Society of Gray’s Inn, United Kingdom.

About Albert Ng

Albert Ng currently serves as an independent non-executive director and chairman of the audit committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Beijing Airdoc Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, and China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Mr. Ng worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young’s Global Executive Board. Prior to joining Ernst & Young, he was Greater China Managing Partner of Arthur Andersen, Managing Partner – China Operation of PricewaterhouseCoopers and Managing Director of Citigroup – China Investment Banking. Mr. Ng is the president of the Hong Kong China Chamber of Commerce. Mr. Ng is also a member of the audit committee of The Chinese University of Hong Kong, Shenzhen, and a council member of the Education Foundation of The Chinese University of Hong Kong, Shenzhen. Mr. Ng is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor’s degree in business administration and a master’s degree in business administration from The Chinese University of Hong Kong.

August 4, 2022

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